Exhibit 99.2

JBS S.A.

Corporate Taxpayer’s ID

(CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE):

35.300.330.587

Authorized Publicly Held Company

NOTICE ON TRANSACTIONS BETWEEN RELATED PARTIES

JBS S.A. (“JBS” or “Company” – B3: JBSS3, OTCQX: JBSAY) hereby presents to its shareholders and the market in general the related-party transaction described in the table below, as Exhibit F to CVM Resolution 80 of March 29, 2022.

Transaction	Transaction executed between, on one side, JBS and, on the other, J&F Investimentos S.A. (“J&F”), Joesley Mendonça Batista, Wesley Mendonça Batista, Francisco de Assis e Silva, and Florisvaldo Caetano de Oliveira for the definitive resolution of CAM Arbitration Proceeding No. 186/21.

Name of the Related parties	J&F, Joesley Mendonça Batista, Wesley Mendonça Batista, and Francisco de Assis e Silva.

Relationship with the Company	● J&F is the controlling shareholder of JBS, jointly with Fundo de Investimento em Participações Multiestrategia Formosa.

● Joesley Mendonça Batista and Wesley Mendonça Batista are indirect controlling shareholders of the Company.

● Francisco de Assis e Silva is a “key person” in J&F’s management.

Parties to the transaction	On one side, JBS, and, on the other, J&F, Joesley Mendonça Batista, Wesley Mendonça Batista, Francisco de Assis e Silva, and Florisvaldo Caetano de Oliveira.

Purpose of the transaction	The transaction aims the definite dismissal, irrevocably and irreversibly, of CAM Arbitration Proceeding No. 186/21, initiated by JBS in strict compliance with the resolution taken by the Company’s minority shareholders during JBS’s Extraordinary Shareholders’ Meeting held on October 30, 2020. This dispute is described in item “4.6 – Relevant confidential proceedings” of JBS’s Reference Form.

Transaction date	The transaction agreement was executed on December 16, 2022, and approved by the Arbitration Court of CAM Arbitration Proceeding No. 186/21 on December 19, 2022. The effectiveness of the transaction was subject to its approval by the Arbitration Court of CAM Arbitration Proceeding No. 186/21.

Value involved in the transaction	J&F committed to pay R$543,164,722.88 (five hundred and forty-three million, one hundred and sixty-four thousand, seven hundred and twenty-two reais and eighty-eight centavos) to JBS, under the terms and conditions indicated in the item below to definitively dismiss CAM Arbitration Proceeding No. 186/21.

Main Terms and Conditions	●

Payment in 10 (ten) annual consecutive installments, monetarily adjusted by the Extended National Consumer Price Index (IPCA) from the Brazilian Institute of Geography and Statistics (IBGE), as of the approval date of the transaction agreement.

● In case of any delay in the payment of any due installments, (i) a fine of 10% (ten percent) will be charged on the overdue installment; (ii) JBS will be authorized to offset the overdue installment against any dividends on JBS shares declared and owed to J&F, under article 368 of the Civil Code.

Information on any involvement of the counterparty, its partners, or management in the issuer’s decision-making process regarding the transaction or negotiation of the transaction as representatives of the issuer, describing said involvements

Joesley Mendonça Batista, Wesley Mendonça Batista, Francisco de Assis e Silva, Florisvaldo Caetano de Oliveira, J&F, its management, and/or other partners, did not participate or have any influence in the decision-making process of JBS regarding the transaction, nor did they participate in the negotiation of the transaction as representatives of JBS.

The execution of this agreement was approved by the independent members of JBS’s Board of Directors at a meeting held on December 16, 2022, with the abstention of the Chair of the Board of Directors and independent members who are also part of the Independent Ad Hoc Committee of JBS, an advisory body to the Board of Directors.

The Board of Directors approved the execution of the transaction in the exact terms recommended by the Independent Ad Hoc Committee of JBS, which was responsible for negotiating, on behalf of JBS, the terms and conditions of the transaction, and concluded, after extensive and independent thorough analysis, that the execution of the transaction under the terms and conditions aforementioned is convenient, timely, and in the best interest of JBS.

Reasons why the issuer’s management believes the transaction to be on an arm’s length basis or to provide for appropriate compensatory payment	JBS’s management believes that the terms and conditions of the transactions are suitable and commutative for JBS because they took into consideration (i) an estimate of the compensation value that JBS would receive based on the claims made in CAM Arbitration Proceeding No. 186/21; (ii) the risks and costs involved if the CAM Arbitration Proceeding No. 186/21 were to continue; and (iii) the benefits that JBS will earn from the dismissal of said arbitration proceeding. This is a procedural transaction of an exceptional nature and should not be analyzed based on considerations usually applied to assess the commutativity of transactions between related parties.

São Paulo, September 27, 2023.

GUILHERME PERBOYRE CAVALCANTI

Global CFO and Investor Relations Officer